

July 12, 2013

Via E-mail
Mr. Brett A. Brown
Executive Vice President, Chief Financial Officer and Treasurer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland Real Estate Corporation**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 001-32185**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, pages 17

1. We note several properties that have less than 50% financial occupancy. Please provide us with an update on leasing efforts related to these properties. In your response, tell us whether you prepared an updated impairment analysis related to these properties and the results of that analysis. To the extent your discounted cash flow analysis indicated that the properties were not impaired, please provide us with a summary of the significant assumptions used to prepare the analysis.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations

Statements of Cash Flows, page 49

2.   Please tell us if you capitalized personnel costs or deferred leasing fees. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized and deferred leasing fees for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Consolidated Balance Sheets, page 71

3.   We note that you stated there were no consolidated variable interest entities ("VIEs") assets and liabilities in 2011 and you presented certain assets and liabilities for consolidated VIEs in 2012. Please tell us the entities consolidated in 2012 and whether the registrant had invested in these entities in the prior year. If so, please tell us the changes in circumstances that led management to determine that the registrant is now deemed to be the primary beneficiary.

Notes to Consolidated Financial Statements, page 76

(1) Organization and Basis of Accounting

Accounting Policies

Acquisition and Disposition of Investment Properties, page 77

4.   In future filings, please disclose whether the amortization period of below market lease intangibles is extended for any bargain renewal options.

(3) Unconsolidated Joint Ventures, page 81

5.   Please provide us with your significance test to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.

(3) Unconsolidated Joint Ventures, page 81

6.   Please clarify whether your joint venture with IPCC, called IRC/IREX Venture II LLC, is an unconsolidated or consolidated joint venture as disclosures appear to be conflicting.

(11) Income Taxes, page 95

7.   Please tell us what change in circumstances that caused a change in judgment about the realizability of the deferred tax asset as of the beginning of the year. In addition, please tell us whether this change in judgment should be considered an error in the previously issued financial statements.

(13) Secured and Unsecured Debt, page 97

8.   You disclosed the nature of a material pending litigation and regulatory proceedings in Item 3 of your Form 10-K. Please tell why the full disclosure is not made in Note (13) as required by ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief